Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

On August 13, 2014, video excerpts from an employee town hall meeting with members of senior management of Time Warner Cable Inc. ("TWC"), including the below comments, were posted on TWC’s internal website:

THE MODERATOR: So let's start, not surprisingly, with the merger with Comcast.  Rob, since the last town hall, what's the latest in terms of timing, transition planning, and the regulatory process?

MR. MARCUS, Chairman and CEO: I think that the last town hall actually occurred on the very day that the Charter component of the transaction was announced. And while there's been a huge amount of activity since that announcement, a lot of filings with the FCC, a lot of document production for the DOJ, interestingly enough, we don't have a lot more clarity around when the deal will actually close, the regulatory process being what it is.

What I can say is the following. On July 11th, we essentially completed our FCC filings. The deal was put on public notice. And what that means is, it effectively starts an informal 180-day clock that governs the FCC's review of the transaction. So, if you fast-forward to the end of that 180-day period, that takes us to the early part of January 2015.

Now, if history is any guide, the FCC hasn't always abided by the 180-day clock. They stop the tolling of days from time to time. Sometimes they just ignore it. So it's hard to know how the timing really plays out in light of that clock.

What we do know is that comments in respect to the transaction are due on August 25th; then responses to those comments are due at the Commission on September 23rd; and then, finally, responses to the responses are due on October 8th. And that sort of lays out the process by which people will come from far and wide, undoubtedly, to make their pitch on either what conditions ought to be applied to the merger, or why the merger is not necessarily in the public interest.

At the same time, we're going through a regulatory review process at the DOJ and, frankly, at the State level. And the truth is, not much has surprised us so far in the process. I think that the people, organizations, companies that we would have expected to have issues with the merger have raised their hand and expressed concerns, and those who we expected to be friends of the merger have shown up as being friends. And we'll kind of see how it plays out.

There's certainly a lot going on at the FCC. We've talked about this before. I've blogged about it. In addition to the review of our deal, we clearly have the AT&T and DIRECTV merger for the FCC to review.  On top of that, the FCC's engaged in a process, a notice of proposed rulemaking around net neutrality.

There's also a pending auction of Spectrum relevant to the wireless industry that's going on or is planned, and then there's all these other transactions that have been rumored. So there's plenty for them to do. I suggested it might be a strain on their resources that got picked up in the press as my saying the deal was going to be delayed. I really didn't say anything of the kind.

For our part, we are continuing to plan as if the deal will get done this year, and we're certainly going to be ready for it to close in the event that we receive the required approvals from the various regulatory bodies.

So that's kind of where we stand. I know it feels somewhat unsatisfying because it's not terribly different from what I told you on our last town hall call, but it is what it is, and we'll continue to be prepared for the deal to close as soon as we get those approvals.

THE MODERATOR: Let's go to another employee question. Can you comment on the opportunities for national business sales post-merger? Is Comcast thinking of setting up a national sales team like ours?

MR. MARCUS:  I'll start. I think as we evaluate the big revenue opportunities, and, truthfully, I think that most people, when they think about the potential synergies via the combination of our two companies have focused primarily on costs, but when we think about the revenue opportunities, I think the single biggest revenue opportunity is the ability to go up market in business services and serve enterprise customers that have more cross regional or even national needs and previously weren't interested in doing business with either Time Warner Cable or Comcast because we couldn't serve their needs in enough of the markets in which they are present.  So, the prospect for moving up market for those multi-regional enterprises is a potentially very interesting opportunity for the combined company.  Exactly how Comcast plans to go about exploiting that opportunity, I think, remains to be seen. They get it.  They've said in various public fora that it's an opportunity that they recognize as well, and we'll have to see how they plan to execute on it.  But I think it's very exciting.  It's one of the things that's most interesting about the combination.

MR. JAIN, COO:   And I would say, our model of doing things and Comcast's model, while they're very similar in many ways, there are differences.  Business services is one of those differences.  But it goes back to what we were saying in the beginning, which is, momentum is our best friend.  We're doing great from a momentum standpoint in business services, the more we can keep that up, the more we're going to make Comcast think closely about our model and the way we're doing things. And I think that if we can continue to do that through the rest of the year the way we've done so far, I think that it becomes a more interesting conversation within Comcast.  And at the end of the day, as Rob said, it's Comcast's decision how they want to handle it. But, part of our goal is to make the conversations as interesting as possible.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on May 23, 2014 and July 24, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.